Exhibit 99.1

Glass House Brands Completes First Tranche of $15 million Series D Preferred Stock Offering

- Demand for the offering has been robust, with US$10.9 million included in the initial closing, and commitments in hand for the entire US$15.0 million

- Series D capital will accelerate completion of the SoCal Farm Greenhouse 5 retrofit and strengthen Glass House’s balance sheet

LONG BEACH, CA and TORONTO, August 24th, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announces the closing of the first tranche (the "First Tranche") of its non-brokered private placement (the "Offering") of shares of Series D Preferred Stock, with a face value of $1,000 per share of GH Group, Inc. ("GH Group"), a subsidiary of the Company. The Company raised $10.9 million of new capital in connection with the First Tranche and expects to raise an additional $4.1 million in one or more subsequent closings of tranches under the Offering.

Kyle Kazan, Glass House Co-Founder, Chairman and CEO stated, “We are very pleased with the strong investor interest in our Series D preferred equity offering. The deal is capped at $15 million and we have commitments for the entire amount. The capital from the Series D Preferred Stock has allowed us to begin the retrofit of Greenhouse 5 at the SoCal Farm, and we expect to have plants in the greenhouse during Q1 2024 and our first sale from Greenhouse 5 by Q2 2024. This additional scale is expected to lower our COGS in both Greenhouse 5 and 6.”

Kazan further related, “With very conservative underwriting, the return on this new invested capital should far exceed its cost, both in terms of dividend expense and dilution. And since we used internal resources to complete the raise, we were able to conserve funds which would have otherwise been paid to external brokers, thereby maximizing the capital for use within the Company.”

Holders of the Series D Preferred Stock will be entitled to an annual cash dividend at a rate of 15% for the first five years after the date of initial issuance of Series D Preferred Stock (the "Initial Issuance"), and 20% annually thereafter.

The issuance of each share of Series D Preferred Stock with a face value of $1,000 per share was accompanied by the delivery of 200 warrants (each, a "Warrant") of the Company. Each Warrant entitles the holder to purchase one new equity share in the capital of the Company (each, a "Warrant Share") for a period of five years from the Initial Issuance at a price of $6.00 per Warrant Share, subject to customary anti-dilution adjustments. The Company has the option to accelerate the expiration of any unexercised warrants if the underlying equity shares of the Company trade at a price of at least $12.00 per share for a period of 10 trading days out of a period of any 15 consecutive trading days, subject to customary anti-dilution provisions.

The Warrants and the Warrant Shares issuable upon exercise of the Warrants are subject to a four-month statutory hold period from the date of issuance of the Warrants under applicable Canadian securities laws.

As part of the Offering, certain directors and officers of the Company and holders of securities carrying more than 10% of the Company's voting rights subscribed for an aggregate of 3,140 shares of Series D Preferred Stock and will receive 628,000 Warrants therewith. Each subscription by a director, officer or 10% shareholder of the Company is considered to be a "related party transaction" for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company did not announce the transaction more than 21 days before the expected closing date of the First Tranche as the details of the First Tranche and the participation therein by related parties was not settled until shortly prior to the closing of the First Tranche, and the Company wished to close the First Tranche on an expedited basis for sound business reasons. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 and the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.5(a) and section 5.7(1)(a), respectively, of MI 61-101, as the fair market value of the transaction, insofar as it involves related parties, is not more than the 25% of the Company’s market capitalization.

The Company intends to use the net proceeds from the Offering of approximately $15 million to retrofit Greenhouse 5 for cannabis cultivation and to expand the nursery in Greenhouse 1, as well as for working capital and general corporate purposes.

All dollar amounts in this news release refer to U.S. dollars.

The securities issued pursuant to the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or a solicitation to buy such securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation: the timing and ability, if at all, to complete subsequent tranches of the Offering; that the additional scale is expected to lower Glass House’s COGS in both Greenhouse 5 and 6; that the return on this new invested capital should far exceed its cost, both in terms of dividend expense and dilution; the expected use of proceeds of the Offering; and the stated target of having plants in the greenhouse during Q1 2024 and the first sale from Greenhouse 5 by Q2 2024. All forward- looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: 212-896-1233

E: GlassHouse@kcsa.com